UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               FORM 12b-25

       NOTIFICATION OF LATE FILING          SEC FILE NUMBER:  0-25226
                                            CUSIP NUMBER:      291-087-203

(Check One):  __Form 10-K  __Form 20-F  __Form 11-K  X Form 10-Q  __Form N-SAR

          For Period Ended:  9/30/96
          [   ]  Transition Report on Form 10-K
          [   ]  Transition Report on Form 20-F
          [   ]  Transition Report on Form 11-K
          [   ]  Transition Report on Form 10-Q
          [   ]  Transition Report on Form N-SAR
          For the Transition Period Ended:_________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

_______________EMERSON RADIO CORP.______________________________________________

Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

_______________9 Entin Road____________________________________________________
Address of Principal Executive Office (Street and Number)

_______________Parsippany, New Jersey 07054_____________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As a result of the finalization of an amendment to a financing agreement, and negotiations with a major supplier, the full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     _______Eugene I.Davis__________    _____(201)______   ____428-2000________
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports(s).
                                                     ___X___Yes   _____No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                     ___X___Yes   _____No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*See attached Addendum.

            ______________________Emerson Radio Corp._______________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 1996                      By_____/s/ Eugene I. Davis_______
                                                   Eugene I. Davis, President

INSTRUCTION: The form may be singed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation
S-T (Section 232.13(b) of this chapter).



                             ADDENDUM TO PART IV(3)

      Due to continued weak consumer demand and the increased level of price competition, the Registrant anticipates reporting a reduction in sales and a loss for the fiscal quarter ended September 30, 1996 as compared to the profit reported in the fiscal quarter ended September 30, 1995. The loss for the quarter ended September 30, 1996 also resulted from special one-time charges in restructuring the Company's Canadian operations and to recognize the costs of the unsuccessful acquisition of International Jensen Incorporated. As a result of the status of negotiations with a major supplier, the Registrant is unable to provide a reasonable estimate of the results for the quarter being reported on.